May 25, 2006


By facsimile to (309) 263-3216 and U.S. Mail


Mr. Rodney B. Harrison
Vice President of Finance and Treasurer
Morton Industrial Group, Inc.
1021 West Birchwood
Morton, IL 61550

Re:	Morton Industrial Group, Inc.
	Preliminary Proxy Statement on Schedule 14A
	Preliminary Transaction Statement on Schedule 13E-3
	Filed April 26, 2006
	File Nos. 0-13198 and 5-8065
Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and other Exchange Act reports incorporated by reference
	File No. 0-13198

Dear Mr. Harrison:

	We conducted only a legal review of the filings and have the comments below. Where indicated, we think that you should revise the documents in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation.
To
understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

	Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your documents. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement

General

1. If applicable, comments on the Schedule 14A are comments on the
Schedule 13E-3, the Form 10-K, and other Exchange Act reports of
Morton Industrial Group, Inc. or Morton and vice versa.

2. Disclosure indicates that Mr. Fred W. Broling is the director constituting the special committee of the board of directors appointed to evaluate the merger and the merger agreement on behalf of unaffiliated shareholders. It appears that Mr. Broling is engaging in a Rule 13e-3 transaction and should jointly file and sign the Schedule 13E-3. See General Instruction C to Schedule 13E-3. Revise the 13E-3 and 14A to reflect that Mr. Broling is engaging in a
Rule 13e-3 transaction. Alternatively, tell us why you are of the view that Mr. Broling is not engaging in a Rule 13e-3 transaction.

Letter to Shareholders

3. Please limit the letter to one page.

4. In the first paragraph, revise the discussion of the technical use of merger subsidiaries and state clearly that MMC will acquire the company.

Summary Term Sheet, page i

5. You repeat information in the summary term sheet section and the questions and answers about the special meeting and the merger or Q&A section. The Q&A should not repeat information that appears in the summary and vice versa. For purposes of eliminating redundancies and grouping together like information, view the summary and Q&A as one section. For example, discuss procedural questions such as voting and appraisal procedures specific to the merger in the Q&A, and place disclosure of the substantive aspects of the merger in the summary.

6. Include a subsection in the summary term sheet section on projected financial information.  We note the disclosures on page
40
and elsewhere.

Voting and Support Agreements, page iii

7. Indicate the officer positions held with Morton by Messrs.
David
A. Nicholson and Rodney B. Harrison.

Financing, page iv

8. File any loan agreement referred to in response to Item 1007(d) of
Regulation M-A.  See Item 1016(b) of Regulation M-A.

Interests of the Certain Persons in the Merger, page v

9. For any interests of Morton`s directors and executive officers in the merger that are different from or in addition to those of other shareholders` interests, not only describe but also quantify here all the interests for each person individually, including shares to be converted to cash in the merger, shares to be exchanged for shares of
MMC Precision Merger Corp. or Acquisition, outstanding vested and unvested options, any outstanding warrants, cash payments under any employment, retention, and severance agreements, and options issuable concurrently with the merger under Acquisition`s stock option plan.
Consider presenting this information in bullet points or tabular format so that it is easier for stockholders to read and understand.

10. In the fifth major bullet point statement on page vi, identify the two former non-employee directors who will receive cash in the merger for each share issuable to them under the non-employee directors` compensation plan.

Material U.S. Federal Income Tax Consequences, page ix

11. Delete the word "generally" in the second sentence because the word "generally" may imply that stockholders cannot rely on the disclosure. Delete also the words "In general" in the fourth Q&A on page xii and the word "GENERALLY" in the last paragraph on page 43 for the same reason.

Background of the Merger, page 1

12. Identify any officer position held by Messrs. Morton, Mealy, and
Broling.

13. In the first full paragraph on page 3, identify Morton`s counsel
and the director participating by telephone in the September 23,
2005
meeting.

14. In the last paragraph on page 3, identify the other members of senior management whose entrance into long term employment agreements with the purchasers each proposal required.

15. Disclosure in the last paragraph on page 3 that Party C
proposed
a purchase price of $7.26 in inconsistent with disclosure on page
6
of exhibit (c)(2) to the Schedule 13E-3 that Party C proposed a purchase price of $7.29. Please reconcile the disclosures.

16. In the second full paragraph on page 4, identify all of the board of directors` advisors that met telephonically on November 4, 2005.

17. In the third full paragraph on page 4, summarize the issues reflected in the comments of Brazos Private Equity Partners, LLC or
Brazos that Morton`s board asked Morton`s counsel and the special committee to attempt to resolve.

18. In the sixth full paragraph on page 5, quantify the amount of the
EBITDA Shortfall.

19. In the ninth full paragraph on page 5, identify the three officers for whom employment agreements were negotiated during January 2006.

20. In the ninth full paragraph on page 5, summarize the revised financial projections provided to Brazos as compared to the initial financial projections provided to Brazos. Alternatively, provide cross reference to the disclosures elsewhere in the proxy statement.

Recommendation of the Special Committee and Board of Directors;
Reasons for Recommending the Merger, page 6

21. Under "9" at the top of page 9, specify what the low end of the valuation range indicated by the discounted cash flow analysis is.

Opinion of Financial Advisor, page 11

22. Summarize any written or oral presentation by Houlihan Lokey
Howard & Zukin Financial Advisors, Inc. or Houlihan Lokey to
Morton`s
board of directors or the special committee. We note disclosure under "Background of the Merger" that Houlihan Lokey:

* Previewed and distributed a draft of its presentation to the special committee on December 7, 2005.

* Made a presentation and delivered its opinion to the special committee on the morning of March 22, 2006.

* Made a presentation and delivered its opinion to the board of directors on the afternoon of March 22, 2006.

23. Expand the disclosure in this subsection to state that Houlihan
Lokey consents, if true, to the use of its opinion and related disclosure in this proxy statement.

Structure and Steps of the Merger, page 20

24. Add two columns to the table on page 21 to show the value of the shares to be:

* Converted in the merger.

* Contributed to Acquisition.

Effects of the Merger, page 24

25. Include the information required by instruction 3 to Item 1013 of
Regulation M-A.

Primary Benefits and Detriments of the Merger, page 25

26. Expand the fifth bullet point on page 26 to include all of Brazos` fees. We note the disclosure on page 10 of exhibit (d)(3) to the Schedule 13E-3.

Interests of Company Executive Officers and Directors, page 28

27. In the first bullet point on page 29 and in the fourth bullet point on page 30, state what the exercise price is. We note the disclosure on page 3 of exhibits (d)(16), (d)(17), (d)(18), and
(d)(19) to the Schedule 13E-3 that the exercise price is $1.00 per share.

28. In the fifth major bullet statement on page 29, explain the meaning of the abbreviation "COBRA."

Messrs. Lindemann, Geiger and Doolittle, page 30

29. State the annual base salary of each individual under the new employment agreements. We note the disclosure on page 2 of exhibits
(d)(17), (d)(18), and (d)(19) to the Schedule 13E-3 that each individual will receive the annual base salary of $170,000.

30. Revise the fourth bullet point on page 30 to clarify that each officer will receive 200,000 time vest only options and 100,000 time
vest and performance vest options.  We note the disclosure on page
11
of exhibit (d)(3) to the Schedule 13E-3.

Compensation of Special Committee, page 33

31. Specify the dollar amount of the merger consideration that Mr. Broling will receive for 177,778 shares of class A common stock.

Litigation, page 38

32. Specify the amount of monetary damages sought by the plaintiff.

Dissenters` Rights of Shareholders, page 38

33. Revise the first sentence to clarify that the summary includes the material provisions of dissenters` rights under Georgia law.

Projected Financial Information, page 40

34. Provide us two copies of the financial projections provided to Brazos.

35. Delete from the first full paragraph on page 41 the statement that "No one has made, or makes, any representation to any shareholder regarding the information contained in the financial projections." You may explain what projections are, but you may not disclaim responsibility for them.

Selected Financial Projections, page 41

36. The data for 2006, 2007, 2008, and 2009 shown in the table differ from the data shown in exhibit A to exhibits (d)(16), (d)(17),
(d)(18), and (d)(19) to the Schedule 13E-3. Please reconcile the disclosures.

Incorporation by Reference, page 71

37. Revise the second paragraph to indicate that amendments to the 13E-3 will be filed to incorporate by reference any Exchange Act documents filed after the date of the proxy statement and before the date of the special meeting. See General Instruction F to Schedule
13E-3.

Where You Can Find Additional Information, page 71

38. Include the Commission`s filing number for filings by Morton under the Exchange Act.

39. In the last paragraph on 72, include a telephone number that shareholders wishing to make an oral request may call.

Disclaimer, page 73

40. Notwithstanding the disclaimer that representations and warranties in the merger agreement "may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement," Morton is responsible for considering whether additional specific disclosures in the proxy statement are required to put into context information about the representations and warranties so that the information in the proxy statement is not misleading.

Appendix B, page B-3

41. We note the statement in the fourth paragraph that "This opinion...is not intended to, and does not, confer any rights or remedies upon any other person." Disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion or other limitations on whom may relay on the opinion are inconsistent with disclosure relating to the opinion. Please revise.

Schedule 13E-3

General

42. Please delete the language on page 3 that indicates none of the filing persons take responsibility for "the accuracy of any information not supplied" by other filing persons. The filing persons, as signatories to the Schedule 13E-3, all equally share responsibility for the accuracy of information contained in the filing. The filing persons cannot reallocate the risk associated with omissions in the Schedule 13E-3 by publicly making disclosure of that reallocation.

43. Please delete the language on page 3 that the filing of the
Schedule 13E-3 shall not be construed as an admission by any filing person that they are an affiliate of the issuer. This representation is inconsistent with the disclosures required by Schedule 13E-3.

Item 8. Fairness of the Transaction

44. As you are aware, Item 1014(a) of Regulation M-A requires the fairness determination made by the filing persons to be directed to unaffiliated security holders of the issuer. Please be advised that officers and directors are viewed as being affiliates of the issuer.
See Current Issues and Rulemaking Outline publicly available on the
Division of Corporation Finance section of the SEC`s website, www.sec.gov. The fairness determination, at present, has been directed to a class of persons other than unaffiliated security holders of the issuer in many cases, and, as a result, could still be directed at affiliated security holders due to the potential presence of officers and directors of the issuer within that group. Please revise the disclosure upon which you rely to satisfy the filing persons` Item 8 disclosure obligations and any other disclosures to be consistent with the requirements of Item 1014(a), or advise.

45. The disclosure on page 10 of the proxy statement does not fully satisfy the Morton disclosure obligations under Item 8 of Schedule 13E-3 or corresponding Item 1014 of Regulation M-A. Please note that the Special Committee is not a filing party, and the Morton must produce an express statement as to the substantive and procedural fairness of the transaction to unaffiliated security holders. In addition, Morton must disclose the reasons and analyses upon which it based those fairness determinations or expressly adopt the reasons and analyses of another party. In disclosing those reasons, the factors contained in Instruction 2 to Item 1014 of Regulation M-A should be addressed. At present, only liquidation value appears to have been properly addressed. Please revise.

Form 10-K and Form 10-K/A

Controls and Procedures, page 46

46. We note the statement that "A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." Revise to state clearly, if true, that Morton`s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that Morton`s principal executive officer and principal financial officer concluded that its disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, remove the reference to the level of assurance of Morton`s disclosure controls and procedures. See section II.F.4.of
Release No. 34-47986 that is available on the Commission`s website.

Report on Executive Compensation by Representatives of the Compensation and Stock Option Committees, page 51

47. Item 402(k)(3) of Regulation S-K stipulates that the required disclosure must be made over the name of each member of the compensation committee. Please revise.


Report of the Audit Committee of the Board of Directors, page 59

48. Item 306(b) of Regulation S-K stipulates that the name of each member of the audit committee must appear below the required disclosure. Please revise.

Exhibits 31.1 and 31.2

49. We note that Morton`s officers included their titles in the first sentence of the certifications. Please confirm to us that Morton`s officers signed the certifications in their personal capacity.
See
Item 601(b)(31) of Regulation S-K.

Signatures, page 52

50. Morton`s principal accounting officer or controller also must sign the Form 10-K. Further, any person who occupies more than one of the specified positions, for example, principal financial officer and principal accounting officer or controller, must specify each capacity in which he signs the Form 10-K. Please revise.

Form 8-K dated March 22, 2006 and filed March 23, 2006

Exhibit 99.1

51. File a list to identify briefly the contents of all omitted exhibits or similar supplements to the merger agreement. See Item 601(b)(2) of Regulation S-K. We note that exhibits A and B are omitted.

Closing

	File a revised Schedule 14A and amendments to the Schedule
13E-
3, Form 10-K, and Form 8-K in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the filings. Include with the filings a cover letter tagged as correspondence that keys the responses to the comments and any supplemental information requested. If you think that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the filings, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosures in the filings reviewed by us to make certain that they have provided all information that investors require for an informed decision. Since Morton and its management are in possession of all facts relating to the disclosures in the filings, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      When responding to our comments, provide a written statement from Morton acknowledging that:

* Morton is responsible for the adequacy and accuracy of the disclosures in the filings.

* Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filings.

* Morton may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Morton provides us in our review of the filings or in response to our comments on the filings.

      You may direct questions on comments and other disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at
(202) 551-3767.

Very truly yours,





 Jennifer R. Hardy

Legal
Branch Chief


cc:	James V. Stepleton, Esq.
	Husch & Eppenberger, LLC
	The Plaza in Clayton Office Tower
	190 Carondelet Plaza, Suite 600
	St. Louis, MO 63105

	Steven J. Gavin, Esq.
	Winston & Strawn LLP
	35 West Wacker Drive
	Chicago, IL 60601

	Sean M. Jones, Esq.
	Kennedy Covington Lobdell & Hickman, L.L.P.
	Hearst Tower, 47th Floor
	214 North Tryon Street
	Charlotte, NC 28202

	Jeffrey B. Hitt, Esq.
	Weil, Gotshal & Manges LLP
	200 Crescent Court
	Dallas, TX 75201



Mr. Rodney B. Harrison
May 25, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE